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SEC FILE NUMBER
8- ~~13174~~ 28961

RECEIVED 05 2002 143

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bentley-Lawrence Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 W. Big Beaver Road, Suite 650
(No. and Street)

Troy,	Michigan	48084
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard L. Coskey (248) 649-4800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name — *if individual, state last, first, middle name*)

30435 Groesbeck Highway	Roseville	Michigan	48066
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accounta must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, Richard L. Coskey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bentley-Lawrence Securities, Inc., as of December 31, 2001, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

KATHLEEN A. HOFER
NOTARY PUBLIC OAKLAND CO., MI
MY COMMISSION EXPIRES Oct 18, 2006

[signature]
Signature

President
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (X) (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C O N T E N T S

WILLIAM I. MINOLETTI & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(810) 779-8010
FAX (810) 771-8970

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Bentley-Lawrence Securities, Inc.

We have audited the accompanying balance sheets of Bentley-Lawrence Securities, Inc. as of December 31, 2001 and 2000 and the related statements of stockholders' equity, operations, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bentley-Lawrence Securities, Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 9 to 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co. P.C.

February 13, 2002

BENTLEY-LAWRENCE SECURITIES, INC.
BALANCE SHEET
December 31, 2001 and 2000

ASSETS

	2001	2000
Cash	$ 43,425	$ 65,016
Securities owned:		
Money market funds	274,363	346,737
Other, not readily marketable, at cost	3,300	3,300
Accounts receivable:		
Brokers, dealers and clearing organization	16,996	19,951
Salesmen and other	401	766
Deposit - clearing organization	25,000	25,000
Refundable Federal income taxes (Note 1)	39,122	-
Prepaid taxes and expenses	19,456	29,580
Equipment, net of accumulated depreciation of $36,121 and $33,178	15,069	8,792
	$437,132	$499,142

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Accounts payable:		
Commissions due sales representatives	$ 37,286	$ 8,382
Payroll taxes withheld and accrued	3,448	21,429
Accrued expenses	15,784	25,737
Amount due Employee Benefit Plan (Note 3)	-	37,250
Total liabilities	56,518	92,798
Stockholders' equity:		
Common stock, par value $1.00 per share:		
Class A (voting) authorized 100,000 shares; issued 52,671	52,671	52,671
Class B (non-voting) authorized 500,000 shares; issued 20,000 shares	20,000	20,000
Capital in excess of par value	140,574	140,574
Retained earnings	167,369	193,099
Net stockholders' equity	380,614	406,344
	$437,132	$499,142

See accompanying notes.

BENTLEY-LAWRENCE SECURITIES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2001 and 2000

	Common stock				
	Class A voting	Class B non-voting	Capital in excess of par value	Retained Earnings	Net Stockholders' Equity
Balance, December 31, 1999	$ 52,671	$ 20,000	$140,574	$128,363	$341,608
Net income for the year ended December 31, 2000	-	-	-	64,736	64,736
Balance, December 31, 2000	52,671	20,000	140,574	193,099	406,344
Net loss for the year ended December 31, 2001	-	-	-	(25,730)	(25,730)
Balance, December 31, 2001	$ 52,671	$ 20,000	$140,574	$167,369	$380,614

See accompanying notes.

BENTLEY-LAWRENCE SECURITIES, INC.
STATEMENT OF OPERATIONS
For the years ended December 31, 2001 and 2000

	2001	2000
Income:		
Commissions and fees	$1,879,207	$2,639,450
Net gains (losses) on security transactions	254	(1,752)
Interest	12,247	22,994
Total income	1,891,708	2,660,692
Commissions and clearing charges:		
Commissions paid	1,368,819	1,870,822
Trading and clearing charges	105,899	154,923
Total commissions and clearing charges	1,474,718	2,025,745
Gross profit from operations	416,990	634,947
Selling, general and administrative expenses	451,222	509,871
Income before contribution to Employee Benefit Plan	(34,232)	125,076
Contribution to Employee Benefit Plan (Note 3)	-	37,250
Income before provision for taxes	(34,232)	87,826
Provision for taxes:		
Refundable Federal income tax (Note 1)	(11,928)	-
Federal income tax	-	15,828
Single Business tax	3,426	7,262
Total provision for taxes	(8,502)	23,090
Net income	$ (25,730)	$ 64,736

See accompanying notes.

BENTLEY-LAWRENCE SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the years ended December 31, 2001 and 2000

	2001	2000
Increase (decrease) in cash and cash equivalents:		
Cash flows from operating activities:		
Fees and commissions received	$1,882,162	$2,664,712
Security gains (losses)	254	(1,752)
Interest received	12,247	23,105
Commissions paid	(1,339,550)	(1,897,626)
Trading and clearing charges	(105,899)	(154,923)
Other selling, general and administrative expenses paid	(491,783)	(502,612)
Employee benefit plan payments	(37,250)	(34,805)
Federal and State taxes paid	(4,926)	(116,560)
Net cash provided by (used in) operating activities	(84,745)	(20,461)
Cash flows from investing activities:		
Purchases of furniture & equipment	(9,220)	(8,157)
Purchase of securities	-	(3,300)
Net cash (used in) investing activities	(9,220)	(11,457)
Net (decrease) in cash and cash equivalents	(93,965)	(31,918)
Cash and cash equivalents at beginning of year	411,753	443,671
Cash and cash equivalents at end of year	$ 317,788	$ 411,753

See accompanying notes.

BENTLEY-LAWRENCE SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the years ended December 31, 2001 and 2000
(continued)

	2001	2000
Reconciliation of net income to net cash (used in) operating activities:		
Net income (loss)	$(25,730)	$ 64,736
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	2,943	10,565
(Increase) decrease in:		
Accounts receivable	3,320	35,177
Refundable Federal income taxes	(11,928)	-
Prepaid expenses	(15,570)	-
Increase (decrease) in:		
Accounts payable	10,923	(53,884)
Accrued expenses	(9,953)	13,970
Amount due Employee Benefit Plan	(37,250)	2,445
Federal and Michigan Single Business taxes payable	(1,500)	(93,470)
Total adjustments	(59,015)	(85,197)
Net cash provided by (used in) operating activities	$(84,745)	$(20,461)

Disclosure of accounting policy:
For purposes of the statement of cash flows, the Company considers money market funds as cash equivalents.

See accompanying notes.

1. Summary of significant accounting policies

Organization

Bentley-Lawrence Securities, Inc., was incorporated in the State of Michigan in 1987 and operates as a securities broker dealer.

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities transactions

Securities transactions and the related commission revenues and expenses are recorded on a trade date basis.

Securities owned

Securities owned are valued at market and unrealized gains and losses are reflected in income.

Financial instruments with off-balance-sheet risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Equipment

Equipment is recorded at cost and depreciated over the estimated useful lives of the assets on the straight-line, declining balance and accelerated and modified accelerated cost recovery system methods.

Income taxes

Refundable Federal income taxes in the amount of $39,122 at December 31, 2001 are summarized as follows:

	Amount
Refundable Federal income taxes from carryback of net operating loss to prior year	$11,928
Refundable Federal estimated tax payments from 2000	27,194
	$39,122

2. Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2001, the Company's net capital was $297,552 and its required net capital was $50,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 0.19 to 1.

3. Employee Benefit Plan

The Company maintains a Simplified Employee Pension Plan (SEP) for all eligible employees. The Company's contribution to the Plan, as determined by the Board of Directors is discretionary but may not exceed 15% of the annual aggregate compensation (as defined) paid participating employees. The contribution to the Plan for the years ended December 31, 2001 and 2000 amounted to $0 and $37,250, respectively.

4. Lease commitments

The Company leases under operating leases its facilities and various items of equipment. Minimum lease payments on leases outstanding at December 31, 2001 are as follows:

Year ended December 31,	Operating Facilities	Equipment	Total
2002	82,000	3,400	85,400
2003	83,500	3,400	86,900
2004	85,500	2,500	88,000
2005	87,000	-	87,000
2006	51,500	-	51,500

For the years ended December 31, 2001 and 2000, the total lease expense pursuant to operating leases amounted to $70,692 and $61,097, respectively, and is included in selling, general, and administrative expense in the attached Statement of Operations.

BENTLEY-LAWRENCE SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

1.	Total ownership equity	$380,614
2.	Deduct ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	380,614
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	380,614
6.	Deduction and/or charges:	
	A. Total non-allowable assets from Statement of Financial Condition	77,575
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	303,039
9.	Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1[f])	5,487
10.	Net capital	297,552
13.	Net capital requirement	50,000
14.	Excess net capital	$247,552

BENTLEY-LAWRENCE SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001
(Continued)

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total liabilities from balance sheet	$ 56,518
19. Total aggregate indebtedness	$ 56,518
20. Percentage of aggregate indebtedness to net capital	18.99%

STATEMENT PURSUANT TO PARAGRAPH (d) (4) OF RULE 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Bentley-Lawrence Securities, Inc. and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date, consisted of the following:

Excess per this computation	$247,552
Difference due to:	
Increase in refundable Federal income taxes	(11,928)
Increase in non-allowable assets	11,928
Excess per the Company's Part IIA, FOCUS Report	$247,552

BENTLEY-LAWRENCE SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15c3-3
December 31, 2001

Bentley-Lawrence Securities, Inc., is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(B), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer ...".

BENTLEY-LAWRENCE SECURITIES, INC.

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2001

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

BENTLEY-LAWRENCE SECURITIES, INC.

SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970

Board of Directors and Stockholders
Bentley-Lawrence Securities, Inc.

In planning and performing our audit of the financial statements of Bentley-Lawrence Securities, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We reviewed the procedures for determining the compliance with the exemptive provisions of Rule 15c3-3 and determined that the Company was in compliance with the conditions of the exemption and no facts came to our attention that indicated that such provisions had not been complied with during the period. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control system and the practices and procedures are to provide management

with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William I. Minaldi & Co., P.C.

February 13, 2002